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Exhibit 99.4

                                  DAVID J. MURA
                               427 SUNDANCE TRAIL
                                WEBSTER, NY 14580
                      716-671-9010 ******716-271-3465 (FAX)


January 12, 2001


VIA FACSIMILE AND U.S. MAIL

Mr. Paul R. Herchman, CEO
MAII Holdings, Inc.
2445 Gateway Drive
Suite 150
Irving, TX  75063

Dear Paul:

         This letter will confirm the telephonic discussion that you, Tom Montgomery and I had on Wednesday afternoon and the conversation you and I had last night. On behalf of the MAII shareholders that I represent, and on my own behalf as an MAII shareholder, I AM STEADFAST IN MY RESOLVE THAT THE COMPANY INITIATE, IMMEDIATELY, AT LEAST A PARTIAL RETURN OF CAPITAL TO SHAREHOLDERS NOW THAT THE MEDICAL BUSINESS HAS BEEN DIVESTED. I believe that a partial return of capital in the approximate amount of $2.00 to $2.25 per share is not only prudent, but rather, mandatory. All of the MAII shareholders that I represent purchased MAII securities based upon the existence of a profitable operating business, which business was recently sold to ICN Pharmaceuticals. Any alternative for the future of the company that does not include at least a partial return of capital to shareholders will be actively opposed by my MAII shareholders and by me.

         Thank you for your attention to this matter and I look forward to speaking with you in the near term.


                                                  Sincerely,



                                                  David J. Mura


cc:  Richard Dahlson, Esq. (via facsimile)